UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                              TRIAD SYSTEMS CORPORATION
                                   (Name of Issuer)

                            Common Stock, $.001 par value)
                            (Title of Class of Securities)

                                     895-818-201
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 31, 1995
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 2 of 41



          containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 41
                           Exhibit Index Located on Page 20

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 3 of 41



          1    Name of Reporting Person        BK CAPITAL PARTNERS II, L.P.

               IRS Identification No. of Above Person            94-3048313

          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                                           WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization              California

          NUMBER OF           7    Sole Voting Power                    -0-
          SHARES
          BENEFICIALLY        8    Shared Voting Power           2,222,222*
          OWNED BY EACH
          REPORTING           9    Sole Dispositive Power               -0-
          PERSON WITH
                              10   Shared Dispositive Power      2,222,222*


          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                                  PN


          *    See response to Item 5.














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          CUSIP No. 895-818-201      SCHEDULE 13D              Page 4 of 41



          1    Name of Reporting Person       BK CAPITAL PARTNERS III, L.P.

               IRS Identification No. of Above Person            94-3091845

          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                                           WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization              California

          NUMBER OF      7    Sole Voting Power                         -0-
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                 -0-
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                                  PN


          *    See response to Item 5.

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 5 of 41



          1    Name of Reporting Person        BK CAPITAL PARTNERS IV, L.P.

               IRS Identification No. of Above Person            94-3139027

          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                                           WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization              California

          NUMBER OF      7    Sole Voting Power                      -0-
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                 -0-
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                                  PN


          *    See response to Item 5.

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 6 of 41



          1    Name of Reporting Person                     THE COMMON FUND

               IRS Identification No. of Above Person            23-7037968

          2    Check the Appropriate Box if a Member of a Group         (a)
                                                                        (b)
          3    SEC USE ONLY

          4    Source of Funds                                           WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization                New York

          NUMBER OF      7    Sole Voting Power                         -0-
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                    -0-
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                                  CO


          *    See response to Item 5.

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 7 of 41



          1    Name of Reporting Person  RICHARD C. BLUM & ASSOCIATES, L.P.

               IRS Identification No. of Above Person            94-3205364
          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                               Not applicable

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization              California

          NUMBER OF      7    Sole Voting Power                         -0-
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                    -0-
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                              PN, IA


          *    See response to Item 5.
















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          CUSIP No. 895-818-201      SCHEDULE 13D              Page 8 of 41



          1    Name of Reporting Person  RICHARD C. BLUM & ASSOCIATES, INC.

               IRS Identification No. of Above Person            94-2967812
          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                               Not applicable

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization              California

          NUMBER OF      7    Sole Voting Power                         -0-
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                    -0-
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,222,222*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.0%*

          14   Type of Reporting Person                                  CO


          *    See response to Item 5.

          CUSIP No. 895-818-201      SCHEDULE 13D              Page 9 of 41



          1    Name of Reporting Person                     RICHARD C. BLUM

               S.S. No. of Above Person                         556 42 3196

          2    Check the Appropriate Box if a Member of a Group        (a)x
                                                                       (b)
          3    SEC USE ONLY

          4    Source of Funds                               Not applicable

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization                     USA

          NUMBER OF      7    Sole Voting Power                      4,667
          SHARES
          BENEFICIALLY   8    Shared Voting Power                2,222,222*
          OWNED BY EACH
          REPORTING      9    Sole Dispositive Power                 4,667
          PERSON WITH
                         10   Shared Dispositive Power           2,222,222*

          11   Aggregate Amount Beneficially Owned by Each
               Reporting Person                                  2,226,889*

          12   Check Box if the Aggregate Amount in Row 11
               Excludes Certain Shares

          13   Percent of Class Represented by Amount in Row 11      13.1%*

          14   Type of Reporting Person                                  IN


          *    See response to Item 5.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 10 of 41



          Item 1.  Security and Issuer

          This Amendment No. 2 (the "Amendment") to Schedule 13D relates to shares of common stock, $0.001 par value (the "Common Stock"), of Triad Systems Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3055 Triad Drive, Livermore, CA 94550-9559.

          This Amendment amends and restates Amendment No. 1 to
          Schedule 13D. This Amendment is being filed because of the exchange of securities described in Items 4 and 5 below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), The Common Fund, a New York non-profit corporation, Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          BK II, BK III and BK IV are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III and BK IV.

          RCBA, L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 11 of 41



          Name and         Business        Citizenship   Principal
          Office Held      Address                       Occupation
                                                         or Employment

          Richard C.       909 Montgomery  USA           Chairman and
          Blum             St., Suite 400                Director, RCBA,
          Chairman and     San Francisco,                L.P.
          Director         CA

          Thomas L.        40 Wall Street  USA           Chairman, Loeb
          Kempner          New York, NY                  Partners
          Director         10005                         Corporation,
                                                         Investment Banking
                                                         Business

          Nils Colin       909 Montgomery  Norway        Managing Director,
          Lind             St., Suite 400                RCBA, L.P.
          Managing         San Francisco,
          Director and     CA
          Director

          George A.        909 Montgomery  USA           Managing Director
          Pavlov           St., Suite 400                and Chief
          Managing         San Francisco,                Financial Officer,
          Director,        CA                            RCBA, L.P.
          Chief
          Financial
          Officer and
          Director

          Alexander L.     909 Montgomery  USA           Managing Director
          Dean             St., Suite 400                of Investments,
          Managing         San Francisco,                RCBA, L.P.
          Director of      CA
          Investments
          and Director

          Peter E.         909 Montgomery  USA           Managing Director
          Rosenberg        St., Suite 400                of Investments,
          Managing         San Francisco,                RCBA, L.P.
          Director of      CA
          Investments
          and Director

          Michael Kane     909 Montgomery  USA           Managing Director
          Managing         St., Suite 400                of Investments,
          Director of      San Francisco,                RCBA, L.P.
          Investments      CA

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 12 of 41



          Jeffrey W.       909 Montomgery  USA           Managing Director
          Ubben            St., Suite 400                of Investments,
          Managing         San Francisco,                RCBA, L.P.
          Director of      CA
          Investments

          Donald S.        3 Embarcadero   USA           Howard, Rice, et
          Scherer          Center                        al. (law firm)
          Secretary        Suite 700
                           San Francisco,
                           CA 94111


          The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

          Trustees

          Paul J. Aslanian                  David M. Lascell
          Treasurer                         Partner
          Macalester College                Hallenbeck, Lascell, Norris &
          1600 Grand Avenue                 Zorn
          St. Paul, MN  55105               One Exchange Street
                                            Rochester, NY  14614-1403

          John B. Carroll                   John T. Leatham
          President                         Chairman
          GTE Investment Management Corp.   Security Health Partners
          Tresser Boulevard                 1925 Calvin Court
          Seventh Floor                     River Woods, IL  60015
          Stamford, CT  06901

          Mayree C. Clark                   Louis W. Moelchert
          Managing Director, Global         Vice President for Business and
          Research                          Finance
          Morgan Stanley & Co., Inc.        University of Richmond
          1251 Avenue of the Americas       Campus Drive, Room 202
          New York, NY  10020               Maryland Hall
                                            Richmond, VA  23173

          Herbert M. Gordon                 Andre F. Perold
          Treasurer

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 13 of 41



          The Regents of the University     Sylvan C. Coleman Professor of
          of California                     Financial Management
          Kaiser Center                     Harvard University Graduate
          300 Lakeside Drive, 17th Floor    School of Business Admin.
          Oakland, CA  94612-3550           Morgan Hall, 367
                                            Soldiers Field
          Caspa L. Harris, Jr.              Boston, MA  02163
          President
          National Association of           Todd E. Petzel
          College and University Business   Executive Vice President
          Officers                          Business Development
          1 Dupont Circle, Suite 500        Chicago Mercantile Exchange
          Washington, DC  20036             30 South Wacker Drive
                                            Chicago, IL  60606
          Norman G. Herbert
          Treasurer and Investment
          Officer                           Robert S. Salomon, Jr.
          University of Michigan            President
          5032 Fleming Administration       STI Management LLC
          Building                          36 Flying Cloud Road
          Ann Arbor, MI  48109-1340         Stamford, CT  06902

          William Hromadka
          Treasurer and
          Assoc. Sr. Vice President         William T. Spitz
          University of Southern            Treasurer
          California                        Vanderbilt University
          University Park, Treasurer's      102 Alumni Hall
          Office                            Nashville, TN  37240-0159
          BKS 402 - Bookstore Building
          Los Angeles, CA  90089-2541

          Lyn Hutton
          Vice President Finance and
          Treasurer                         David K. Storrs, President
          Dartmouth College                 The Common Fund
          6008 Parkhurst Hall, Room 102     450 Post Road East
          Hanover, NH  03755-3529           Westport, CT  06881-0909

          The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

          John S. Griswold, Jr.             Curt R. Tobey
          Senior Vice President             Senior Vice President

          Robert E. Shultz                  Gary P. Watson
          Senior Vice President

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 14 of 41



                                            Chief Operating Officer and
                                            Secretary


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the previous purchases of Securities was the working capital of BK II, BK III, BK IV and The Common Fund.

          Item 4.   Purpose of Transaction.

          As previously reported in the initial Schedule 13D and Amendment No. 1 thereto, BK II, BK III, BK IV, The Common Fund (collectively, the "Purchasers"), RCBA Inc. and the Issuer entered into a Unit Purchase Agreement dated as of July 2, 1992, as amended by the First Amendment to Unit Purchase Agreement dated August 3, 1992. Pursuant to such agreements, the Company sold the Purchasers, for an aggregate purchase price of $20,000,000, an aggregate of 1,000,000 units (collectively, the "Units"). Each Unit consisted of one share of the Issuer's Senior Cumulative Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), and a warrant to purchase 3.5 shares of the Issuer's Common Stock (individually, a "Warrant"). The Unit Purchase Agreement and the First Amendment thereto were filed as Exhibits 2 and 5, respectively, to the previous
          Schedule 13D and Amendment No. 1, respectively, and are incorporated herein by reference.

          The Purchasers, RCBA L.P., and the Issuer have entered into the Exchange Agreement and Second Amendment to Unit Purchase Agreement dated as of March 31, 1995 (the "Exchange Agreement"). A copy of the Exchange Agreement is attached hereto as Exhibit 7. All descriptions and summaries of the terms of the Exchange Agreement contained in this statement are qualified in their entirety by reference to the terms of the Exchange Agreement, including its Exhibits. Pursuant to the Exchange Agreement, the Purchasers surrendered all of their Units in exchange for (i) an

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 15 of 41



          aggregate cash payment of $10,000,000, (ii) accrued dividends in the aggregate amount of $200,000, and (iii) an aggregate of 2,222,222 shares of the Issuer's Common Stock. Such consideration is apportioned among the Purchasers in proportion to their prior ownership of the Units. The Unit Purchase Agreement and the First Amendment thereto continue in full force and effect, except as modified by the Exchange Agreement (collectively, the "Purchase Agreement").

          The Purchasers originally entered into the Purchase Agreement solely for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, including shares of Common Stock, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own, although there are certain restrictions on transfer as set forth in Item 6 below.

          Pursuant to Section 3.6 of the Purchase Agreement, the Issuer will nominate and recommend a representative of the Purchasers (the "Purchaser Representative") reasonably acceptable to the Issuer to serve as a director of the Issuer. Richard C. Blum continues to serve as the Purchaser Representative on the Issuer's Board of Directors. The Purchase Agreement provides that the Purchasers will notify the Issuer of the identity of any proposed successor Purchaser Representative in order to permit the Issuer to determine that such successor is reasonably acceptable to the Issuer.

          The Exchange Agreement has deleted in its entirety Section 3.14 of the Purchase Agreement which had imposed certain restrictions upon the Issuer's ability to declare or pay dividends upon shares of its capital stock ranking junior to the Preferred Stock.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions which would have such consequences.

          Item 5.   Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 17,034,446 shares of Common Stock issued and outstanding as of March 31 ,1995 after giving effect to the additional 2,222,222 shares of Common Stock issued

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 16 of 41



          to the Purchasers pursuant to the Exchange Agreement. Based on such information, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:



          Name                   Shares of Common        Percentage
                                   Stock Owned             Owned

          BK II                       111,111              0.7%

          BK III                      500,000              2.9%

          BK IV                       500,000              2.9%

          The Common Fund           1,111,111              6.5%
                                    _________             _____

                    Total           2,222,222             13.0%
                                    =========             =====

          Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,222,222 shares of the Common Stock, which is 13.0% of the outstanding Common Stock.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 4,667 shares of the Common Stock (consisting of options currently exercisable or exercisable within 60 days). If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,226,889 shares, which is 13.1% of the Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, no transactions in the Issuer's Common Stock were effected by the Reporting Persons, other than the transactions reported in this statement.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 17 of 41



          (d) and (e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          The Purchase Agreement provides that, with certain exceptions, RCBA L.P. and the Purchasers will not acquire, on their own behalf or on behalf of their controlled affiliates, any voting securities of the Issuer or securities convertible into or exercisable for the Issuer's voting securities. These limitations will be suspended if a third party commences or publicly announces a tender offer for a certain percentage of the Issuer's voting securities or takes certain other actions.

          In addition, Section 3.7(d) of the Purchase Agreement provides that if RCBA L.P. and the Purchasers beneficially own in excess of a specified percentage of the Issuer's voting securities, they will cause all of the voting securities owned by them in excess of such percentage to be voted in accordance with the recommendations of the Issuer's Board of Directors, except with respect to certain enumerated matters. Pursuant to Section 3.7(e) of the Purchase Agreement, the Purchasers executed an irrevocable proxy to secure their obligations under Section 3.7(d). The acquisition and voting limitations and the grant of the irrevocable proxy described in this paragraph will terminate on August 3, 1997 or at such time as RCBA L.P. and the Purchasers no longer beneficially own a specified percentage of the Issuer's securities, whichever is earlier. Furthermore, the acquisition and voting limitations summarized in this paragraph will terminate as to any Purchaser who ceases to be managed or advised by RCBA L.P. or to be an affiliate of RCBA L.P.

          The Purchase Agreement also contains certain restrictions on the transfer of the Common Stock. Section 3.11(a) of the Purchase Agreement requires that before a Purchaser and certain transferees (including RCBA, L.P., its affiliates and those which it manages or advises) may transfer any Common Stock, the shares must first be offered to the Issuer; however, the Exchange Agreement provides that such restrictions will not apply to sales to the public made in reliance on Rule 144. Section 3.11(b) of the Purchase Agreement provides that shares of Common Stock which are held by Purchasers or certain of their transferees may not be knowingly transferred to a competitor of the Issuer without the consent of the Issuer's Board of Directors.

          Section 2.3 of the Exchange Agreement provides additional transfer restrictions on the Purchasers' Common Stock. So long as the Purchasers have certain rights pursuant to the Purchase

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 18 of 41



          Agreement, they will be subject to the Company's insider trading policies. In addition, until March 31, 1996, sales of Common Stock must be made in compliance with the volume limitations of Rule 144(e), regardless of whether Rule 144 is otherwise applicable.

          Except for the contracts, arrangements, understandings and relationships described above and attached as exhibits hereto, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits

          Exhibit 7      Joint Filing Undertaking.

          Exhibit 8 Exchange Agreement and Second Amendment to Unit Purchase Agreement, dated as of March 31, 1995, by and among Triad Systems Corporation, Richard C. Blum & Associates, L.P., and certain persons identified on Exhibit A thereof.

          Exhibit 9 Press release, dated March 31, 1995, issued by Triad Systems Corporation.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 19 of 41



                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  April 3, 1995

          BK CAPITAL PARTNERS II, L.P.        RICHARD C. BLUM & ASSOCIATES, L.P.
          BK CAPITAL PARTNERS III, L.P.
          BK CAPITAL PARTNERS IV, L.P.           By Richard C. Blum &
                                                    Associates, Inc., its
          By Richard C. Blum & Associates,          General Partner
             L.P., its General Partner

             By Richard C. Blum &                   By /s/ Donald S. Scherer
                Associates, Inc., its                  Donald S. Scherer,
                General Partner                        Secretary


                By /s/ Donald S. Scherer
                   Donald S. Scherer,
                   Secretary

          THE COMMON FUND

          By Richard C. Blum & Associates,    RICHARD C. BLUM & ASSOCIATES, INC.
             L.P., its Investment Adviser

             By Richard C. Blum &                By /s/ Donald S. Scherer
                Associates, Inc., its               Donald S. Scherer,
                General Partner                     Secretary


                By /s/ Donald S. Scherer      /s/ George A. Pavlov
                   Donald S. Scherer,         RICHARD C. BLUM
                   Secretary
                                              By George A. Pavlov
                                                 Attorney-in-Fact

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 20 of 41



                                  INDEX TO EXHIBITS


                                                                 Sequentially
             Item             Description                        Numbered
                                                                 Page

             Exhibit 7        Joint Filing Undertaking                21

             Exhibit 8        Exchange Agreement and Second           22
                              Amendment to Unit Purchase
                              Agreement, dated as of
                              March 31, 1995, by and among
                              Triad Systems Corporation,
                              Richard C. Blum & Associates,
                              L.P., and purchasers
                              identified on Exhibit A
                              thereof.

             Exhibit 9        Press release, dated March 31,          40
                              1995, issued by Triad Systems
                              Corporation.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 21 of 41



                               JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 2 to
          Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  April 3, 1995

          BK CAPITAL PARTNERS II, L.P.        RICHARD C. BLUM & ASSOCIATES, L.P.
          BK CAPITAL PARTNERS III, L.P.
          BK CAPITAL PARTNERS IV, L.P.           By Richard C. Blum &
                                                    Associates, Inc., its
          By Richard C. Blum & Associates,          General Partner
             L.P., its General Partner

             By Richard C. Blum &                   By /s/ Donald S. Scherer
                Associates, Inc., its                  Donald S. Scherer,
                General Partner                        Secretary

                By /s/ Donald S. Scherer
                   Donald S. Scherer,
                   Secretary

          THE COMMON FUND                     RICHARD C. BLUM & ASSOCIATES, INC.

          By Richard C. Blum & Associates,
             L.P., its Investment Adviser        By /s/ Donald S. Scherer
                                                    Donald S. Scherer,
             By Richard C. Blum &                   Secretary
                Associates, Inc., its
                General Partner               /s/ George A. Pavlov
                                              RICHARD C. BLUM
                By /s/ Donald S. Scherer
                   Donald S. Scherer,         By George A. Pavlov
                   Secretary                     Attorney-in-Fact

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 22 of 41



                                      Exhibit 8
                                      ---------

                                  EXCHANGE AGREEMENT
                                         AND
                                   SECOND AMENDMENT
                                         TO
                               UNIT PURCHASE AGREEMENT


                    THIS EXCHANGE AGREEMENT AND SECOND AMENDMENT TO UNIT PURCHASE AGREEMENT (the "Exchange Agreement") is made as of this 31st day of March, 1995 by and among TRIAD SYSTEMS CORPORATION, a Delaware corporation (the "Company"), RICHARD C. BLUM & ASSOCIATES, L.P., a California limited partnership ("RCBA") (fka RICHARD C. BLUM & ASSOCIATES, INC, a California corporation), and the following named purchasers managed or advised by RCBA: THE COMMON FUND; BK CAPITAL PARTNERS IV, L.P.; BK CAPITAL PARTNERS III, L.P.; and BK CAPITAL PARTNERS II, L.P. (each a "Purchaser" and collectively, "Purchasers").

                    WHEREAS, the Company, RCBA and the Purchasers entered into that certain Unit Purchase Agreement dated as of July 2, 1992 ("Unit Purchase Agreement") under which terms the Purchasers purchased and the Company sold in the aggregate 1,000,000 units ("Units"), with each unit consisting of one share of the Company's Senior Cumulative Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), plus a warrant ("Warrant") to purchase 3.5 shares of the Company's common stock, par value $0.001 per share ("Common Stock"), in consideration of the aggregate sum of $20,000,000; and

                    WHEREAS, the Company, RCBA and the Purchasers entered into that certain First Amendment To Unit Purchase Agreement dated as of August 3, 1992 amending some of the terms of the Unit Purchase Agreement ("First Amendment"); and

                    WHEREAS, the Company, RCBA and the Purchasers now desire to enter into an Exchange Agreement pursuant to which the Purchasers will surrender and exchange all Units of Preferred Stock and Warrants for the consideration described below, and to amend certain covenants under the Unit Purchase Agreement as described below.

                    NOW THEREFORE, in consideration of the mutual agreements herein, the parties hereto agree as follows:

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 23 of 41



                                      ARTICLE 1

                           Surrender and Exchange of Units

                    Section 1.1    Surrender and Exchange of Units.
          Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties hereinafter set forth, at the Exchange Closing provided for in Section 1.2 hereof, the Purchasers shall each surrender and deliver to the Company all outstanding Units held by the Purchasers (such Units are set forth opposite the respective Purchaser's name on Exhibit A-1 hereto) (amounting to an aggregate of 1,000,000 Units, comprised of 1,000,000 shares of Preferred Stock and 3,500,000 Warrants) in exchange for the following (the "Exchange Consideration"): (i) the Company will remit to the Purchasers a cash payment ("Exchange Payment") equal to the amount set forth opposite the respective Purchaser's name on Exhibit A-1 (amounting in the aggregate to $10,000,000); (ii) the Company will remit to the Purchasers an additional sum of money ("Accrued Dividends") equal to the amount set forth opposite the respective Purchaser's name on Exhibit A-2 (representing the accrued and unpaid dividends payable on the Preferred Stock through March 31, 1995 and amounting in the aggregate to $200,000), and (iii) the Company will issue to each Purchaser, and each Purchaser shall acquire from the Company, that number of shares of the Company s common stock ("New Shares") set forth opposite the respective Purchaser's name on Exhibit A-1 (amounting in the aggregate to 2,222,222 shares of the Company's common stock).

                    Section 1.2    Exchange Closing.

                    (a) Subject to the satisfaction or waiver of the conditions set forth in this Agreement, the surrender of the Units hereunder in exchange for the Exchange Consideration (the "Exchange Closing") shall take place at the law offices of Orrick, Herrington & Sutcliffe, 400 Sansome Street, San Francisco, California, at 12:01 A.M., on March 31, 1995, or such other time and place as is mutually agreed upon (the "Exchange Closing Date").

                    (b) At the Exchange Closing: (i) Purchasers will surrender and deliver to Company all outstanding original Unit Certificates representing the Units described in Section 1.1 in full consideration of receipt of the New Shares, the Exchange Payment and the Accrued Dividends; (ii) the Company will deliver to Purchasers in full consideration for the surrendered Units, certificates representing the New Shares registered in the

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 24 of 41



          respective names and denominations prescribed by Purchasers and will deliver to the Purchasers immediately available funds, by bank check or wire transfer to such accounts as the Purchasers shall specify, in the amount of the Exchange Payment and the Accrued Dividend to be paid hereunder pursuant to Section 1.1.


                                      ARTICLE 2

                       Representations and Warranties; Legends

                    2.1 Representations and Warranties of the Company. Except as set forth in the Schedule of Exceptions attached hereto as Exhibit B, the Company represents and warrants to and agrees with each Purchaser, as of the date hereof and as of the Exchange Closing Date, as follows:

                    (a)  Organization, Good Standing and Qualification.
          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

                    (b) Authorization; No Conflicts; No Default. The Company has full corporate power and authority to enter into this Exchange Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Exchange Agreement and the consummation of the transactions contemplated hereby has been duly authorized by the Board of Directors of the Company. No other corporate proceedings are necessary to authorize the execution, delivery and performance of this Exchange Agreement and the transactions contemplated hereby and thereby. This Exchange Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms. The execution, delivery and performance of this Exchange Agreement and the consummation of the transactions contemplated hereby and the compliance by the Company with any of the provisions hereof will not conflict with, violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (i) any provision of the Certificate of Incorporation, bylaws or other governing instruments of the Company or the articles or certificate of incorporation, bylaws or other governing

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 25 of 41



          instrument of any subsidiary or (ii) any mortgage, note, indenture, deed of trust, lease, agreement, instrument, permit, concession, grant, franchise, license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to the Company, the Subsidiaries or their respective properties or assets, except for such conflicts, violations, breaches, defaults, terminations and accelerations which do not have, or could not be reasonably expected to have, a material adverse effect on the Company and its subsidiaries, taken as a whole.

                    (c) Governmental Consents. No consent, approval, order or authorization of, registration, qualification, designation, declaration or filing with, any federal, state, local or provincial governmental authority on the part of the Company is required in connection with valid execution and delivery of this Exchange Agreement and the consummation of the transactions contemplated by this Exchange Agreement, other than for filings required under the Securities Exchange Act of 1934.

                    (d) Status of Securities. The Common Stock issued pursuant hereto will, when issued, be duly and validly issued, fully paid and nonassessable. The issuance of the Common Stock hereunder is not subject to preemptive rights of any stockholder of the Company.

                    (e) Capitalization. As of March 15, 1995, the authorized capital of the Company consisted of (i) l,000,000 shares of preferred stock, par value $0.001 per share, all of which are issued and outstanding, and (ii) 50,000,000 shares of Common Stock, par value $0.001 per share, of which 14,351,364 are issued and outstanding. All of the issued and outstanding shares of the Company s capital stock have been duly and validly authorized and issued and are fully paid and nonassessable, and are not subject to preemptive rights. As of the date of this Agreement, there are no outstanding options, warrants, rights (including conversion and preemptive rights), or other agreements to purchase capital stock of the Company, except for an aggregate of 2,840,880 shares subject to options issued to officers, employees or directors of the Company, 587,000 shares available for issuance under the Company s employee stock purchase plan, and 3,500,000 Warrants issued to RCBA under the Unit Purchase Agreement.

                    (f) SEC Reports. Since September 30, 1992, the Company has filed all reports, registration statements, proxy statements and other materials, together with any amendments

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 26 of 41



          required to be made with respect thereto, that were required to be filed with the Securities and Exchange Commission ("SEC") under the Exchange Act. The Company has furnished Purchasers copies of its Annual Report on Form 10-K for the fiscal years ended September 30, 1992, 1993 and 1994 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 1994 (collectively, the "SEC Reports"), each as filed with the SEC. On the date of their respective filing none of such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                    The financial statements contained in the SEC Reports, including in each case the related notes, fairly present the financial position of the Company and its Subsidiaries as of respective dates of said balance sheets and the results of operations of the Company and its Subsidiaries for the respective periods covered by said statements of income and changes in financial position (subject, in the case of the unaudited statements, to routine year-end audit adjustments), and have been prepared in accordance with generally accepted accounting principles (except for the elimination of certain footnote information in the unaudited statements) consistently applied by the Company through the periods involved. There has been no change in the business, condition or operations (financial or otherwise) of the Company and its Subsidiaries taken as a whole from that set forth in the balance sheet of the Company as of December 31, 1994 (the "Unaudited Balance Sheet") that would have a material adverse effect. Except as reflected in the financial statements contained in the SEC Reports and the notes thereto, the Company has no liabilities, absolute or contingent, material to the Company and its Subsidiaries taken as a whole, other than ordinary course liabilities incurred since December 31, 1994 in connection with the conduct of the business of the Company, consistent with past practices.

                    (g) Actions Pending; Compliance with Law. There is no action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened by any private party, any public official or governmental authority, against the Company or any Subsidiary or any of their respective properties or assets by or before any court, arbitrator or governmental body, department, commission, board, bureau, agency or instrumentality, which questions the validity of this Agreement or any action taken or to be taken pursuant hereto, or which is reasonably likely to have a material adverse effect on the Company and its

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 27 of 41



          Subsidiaries taken as a whole, and the Company and its Subsidiaries are not in default in any material respect with respect to any judgment, order, writ, injunction, decree or award, and the business of the Company is presently being conducted so as to comply in all material respects with applicable federal, state and local governmental laws and regulations, all to the extent necessary to avoid any material adverse effect on the Company and its Subsidiaries taken as a whole.

                    (h)  Absence of Certain Changes.  Except for
          transactions contemplated by this Agreement, since December 31, 1994 the Company and the Subsidiaries have conducted their respective businesses only in the ordinary course, consistent with prior practice, and there has not been (i) any change in the financial condition, results of operations, assets, liabilities or business of the Company and the Subsidiaries which has had, or may have, a material adverse effect on the Company and its Subsidiaries taken as a whole or (ii) any damage, destruction, theft or other casualty loss (whether or not covered by insurance) which has had, or is likely to have, a material adverse effect on the Company and its Subsidiaries taken as a whole.

                    (i) Disclosure. Neither this Agreement nor any certificate or disclosure statement delivered by or on behalf of the Company in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading.

                    Section 2.2 Representations and Warranties of RCBA and The Purchasers. RCBA and each Purchaser severally as to its own affairs, and not jointly, represents and warrants to and agrees with the Company, as of the Exchange Closing Date, as follows:

                    (a) Organization. RCBA is a limited partnership duly organized and validly existing under the laws of the State of California. RCBA has the requisite power and authority to enter into this Exchange Agreement and to carry out its obligations hereunder. Each of the Purchasers which is a corporation or a partnership is duly organized and validly existing under the laws of the jurisdiction of its organization. Each Purchaser has the requisite power and authority to enter into this Exchange Agreement and to carry out its obligations hereunder.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 28 of 41



                    (b) Authorization. The execution and delivery of this Exchange Agreement and the consummation of the transactions contemplated hereby have been authorized by all necessary action on behalf of RCBA and each Purchaser, and this Exchange Agreement constitutes the valid and legally binding obligation of RCBA and each Purchaser. At the Exchange Closing, RCBA will either (i) have a valid and binding advisory agreement which authorizes RCBA to enter into this Exchange Agreement on behalf of each Purchaser or (ii) will be the general partner of a Purchaser with full power and authority under a limited partnership agreement which authorizes RCBA to enter into this Agreement on behalf of each Purchaser.

                    (c) Governmental Consents. No consent, approval, order or authorization of, registration, qualification, designation, declaration or filing with, any federal, state, local or provincial governmental authority on the part of RCBA or any Purchaser is required in connection with the valid execution and delivery of this Exchange Agreement and the consummation of the transactions contemplated by this Exchange Agreement other than for filings required under the Securities Exchange Act of 1934.

                    Section 2.3    Transfer Restrictions.

                    (a) So long as Purchasers or Subject Transferees (as defined in the Unit Purchase Agreement) have rights pursuant to Sections 3.4, 3.5 or 3.6 of the Unit Purchase Agreement, RCBA, each Purchaser and Subject Transferee shall be subject to the Company s insider trading policies, a copy of which has been previously provided in writing to RCBA.

                    (b) Until March 31, 1996, RCBA and the Purchasers agree that sales or transfers of New Shares must be made in compliance with the volume limitations set forth in Rule 144(e) under the Securities Act of 1933, as amended, regardless of whether Rule 144 is otherwise applicable to the sale or transfer.

                    Section 2.4 Legends. Each certificate representing the New Shares shall be endorsed with the legends set forth on Exhibit C.


                                      ARTICLE 3

                        Amendments to Unit Purchase Agreement

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 29 of 41



                    Section 3.1 Amendment. The parties agree that the Unit Purchase Agreement is hereby amended as follows:

                    (a) The provisions of Section 3.11 ("Restrictions on Transfer") of the Unit Purchase Agreement (as amended by the First Amendment) shall be deemed to apply to the New Shares issued at the Exchange Closing and to the holders of the New Shares, as if the New Shares had been issued on exercise of the Warrants, provided that the restrictions in Section 3.11 will not apply to sales of New Shares to the public made in reliance on Rule 144, and provided further that the term "twenty (20)" in paragraph 3.11(a)(ii) shall be amended to read "five (5)" and that the term "twenty-first (21st)" in paragraph 3.11(a)(iii) shall be amended to read "ninth (9th)" and finally that the term "ninety (90)" in paragraph 3.11(a)(iv) shall be amended to read "thirty (30)"; and

                    (b) Section 3.14 ("Restrictions on Distributions") of the Unit Purchase Agreement is hereby deleted in its entirety, effective as of the Exchange Closing.

                    Section 3.2 Effect on Prior Agreement. Except as provided herein, the Unit Purchase Agreement and the First Amendment shall continue in full force and effect.


                                      ARTICLE 4

                                      Conditions

                    Section 4.1 Conditions to Purchasers' Obligations. The obligations of Purchasers to exchange the Units for the New Shares at the Exchange Closing are conditioned upon the satisfaction or waiver of each of the following conditions precedent:

                    (a)  Representations and Warranties.  The
          representations and warranties of the Company contained in this Exchange Agreement shall be true and correct in all material respects on and as of the Exchange Closing Date with the same effect as though such representations and warranties had been made on and as of the Exchange Closing Date.

                    (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Exchange Agreement that are required to be

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 30 of 41



          performed or complied with by it on or before the Exchange
          Closing Date.

                    (c) Compliance Certificate. The Company shall have delivered to Purchasers a certificate, dated the Exchange Closing Date, signed by its chief executive officer or chief financial officer, certifying that the conditions set forth in this Section
          4.1 have been fulfilled and further stating that there has been no material adverse change in the business, prospects, operations, assets or financial condition of the Company since December 31, 1994.

                    (d) Proceedings. All corporate and other proceedings to be taken by the Company in connection with the transactions contemplated hereby shall have been duly and validly taken by the Company and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchasers and their counsel.

                    (e)  No Adverse Action or Decision or Injunction.
          There shall be no action, suit, investigation or proceeding pending or threatened which (i) seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Exchange Agreement or the issuance of the New Shares, or (ii) seeks to recover damages or to obtain other relief in connection with any such transactions, and there shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby and thereby.

                    (f) Opinion of Counsel. Purchasers shall have received from Patrick J. Kernan, Corporate Counsel of the Company, an opinion dated the Closing Date, substantially in the form of Exhibit D.

                    Section 4.2 Conditions to the Company's Obligations. The obligation of the Company to exchange the Units for the New Shares and the payments of the amounts set forth in Paragraph 1.1 above at the Exchange Closing is subject to satisfaction or waiver of each of the following conditions precedent:

                    (a)  Representations and Warranties.  The
          representations and warranties of RCBA and Purchasers contained in this Exchange Agreement shall be true and correct in all material respects on and as of the Exchange Closing Date with the same effect as though such representations and warranties had been made on and as of the Exchange Closing Date.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 31 of 41



                    (b) Performance. RCBA and Purchasers shall have performed and complied with all agreements, obligations and conditions contained in this Exchange Agreement that are required to be performed or complied with by them on or before the Exchange Closing Date.

                    (c) Compliance Certificate. Purchasers shall have delivered to the Company a certificate, dated the Exchange Closing Date, certifying that the conditions set forth in this
          Section 4.2 have been satisfied.

                    (d) Proceedings. All corporate and other proceedings to be taken by RCBA and Purchasers in connection with the transactions contemplated hereby shall have been duly and validly taken by RCBA and Purchasers and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and its counsel.

                    (e)  No Adverse Action or Decision or Injunction.
          There shall be no action, suit, investigation or proceeding pending or threatened which (i) seeks to restrain, enjoin, prevent the consummation of or otherwise affect the transactions contemplated by this Exchange Agreement or the issuance of the New Shares, or (ii) seeks to recover damages or to obtain other relief in connection with any such transactions, and there shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby and thereby.

                    (f) Consents and Completion of Other Transactions. Simultaneously with or prior to the Exchange of the Units for the Exchange Consideration, the following entities will have given the Company consent to the transaction contemplated by this Exchange Agreement and have entered into amendments of the following agreements reasonably satisfactory to the Company:

                      (i)     U.S. Leasing  Senior Floating Rate Note
                              Indenture;

                     (ii)     Majority of Holders   Senior Fixed Rate Note
                              Indenture; and

                    (iii)     Comerica Bank of California   Revolving
                              Credit Facility.

                    (g) Houlihan Lokey Howard & Zukin ("HLHZ") Opinion. HLHZ shall have delivered to the Company an opinion dated the

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 32 of 41



          Closing Date that the Exchange is fair to the Company's public stockholders from a financial point of view and such opinion is reasonably satisfactory in form and substance to the Company and its counsel.


                                      ARTICLE 5

                                    Miscellaneous

                    Section 5.1 Successors and Assigns. The terms and conditions of this Exchange Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Exchange Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies or obligations, or liabilities under or by reason of this Exchange Agreement, except as expressly provided in this Agreement.

                    Section 5.2 Governing Law. This Exchange Agreement shall be governed by and construed under the laws of the State of California (irrespective of its choice of law principles).

                    Section 5.3 Counterparts. This Exchange Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                    Section 5.4 Titles and Subtitles. The titles and subtitles used in this Exchange Agreement are used for convenience only and are not to be considered in construing or interpreting this Exchange Agreement.

                    Section 5.5 Notices. Unless otherwise provided, any notice required or permitted under this Exchange Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or if sent by confirmed facsimile, or when received if given by Federal Express or other nationally recognized courier service or upon the date reflected in the return receipt if deposited with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.


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          CUSIP No. 895-818-201      SCHEDULE 13D             Page 33 of 41



                    Section 5.6 Public Announcements. Subject to each party's disclosure obligations imposed by law and the confidentiality provisions contained herein, each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Exchange Agreement and any of the transactions contemplated hereby, and no party hereto will make any news release or disclosure without first consulting with each other party hereto.

                    Section 5.7 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Exchange Agreement or the agreements contemplated hereby, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                    Section 5.8 Amendments and Waivers. Any term of this Exchange Agreement may be amended and the observance of any term of this Exchange Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and prior to the Exchange Closing, RCBA or, after the Exchange Closing, holders of a majority of the New Shares issued pursuant to the terms hereof. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities issued under this Exchange Agreement at the time outstanding, each future holder of all such securities, and the Company.

                    IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Exchange Agreement as of the date first above written.


          TRIAD SYSTEMS CORPORATION


          By:  /s/ S. Marquis
          Title:  VP Finance - CFO


          RICHARD C. BLUM & ASSOCIATES, L.P.


          By:  /s/ A.L. Dean, Jr.
          Title:  Managing Director of Investments

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          CUSIP No. 895-818-201      SCHEDULE 13D             Page 34 of 41




          THE COMMON FUND

          By: Richard C. Blum & Associates, L.P.,
              Adviser and Attorney-In-Fact


          By:  /s/ A.L. Dean, Jr.
          Title:  Managing Director of Investments


          BK CAPITAL PARTNERS IV, L.P.

          By:  Richard C. Blum & Associates, L.P.,
               its General Partner


          By:  /s/ A.L. Dean, Jr.
          Title:  Managing Director of Investments


          BK CAPITAL PARTNERS III, L.P.

          By:  Richard C. Blum & Associates, L.P.,
               its General Partner


          By:  /s/ A.L. Dean, Jr.
          Title:  Managing Director of Investments


          BK CAPITAL PARTNERS II, L.P.

          By:  Richard C. Blum & Associates, L.P.,
               its General Partner


          By:  /s/ A.L. Dean, Jr.
          Title:  Managing Director of Investments









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          CUSIP No. 895-818-201      SCHEDULE 13D             Page 35 of 41



                                     EXHIBIT A-1


                    Purchaser                     Number of New Shares
                    ---------                     --------------------

               The Common Fund                         1,111,111

               BK Capital Partners IV, L.P.              500,000

               BK Capital Partners III, L.P.             500,000

               BK Capital Partners II, L.P.              111,111

               Total                                   2,222,222




                                     EXHIBIT A-2


               Purchaser      Surrendered    Exchange Price      Accrued
                                 Units                           Dividend
               ---------      -----------    --------------      --------

          The Common Fund         500,000     $ 5,000,000        $100,000
          (Certificate No. 5)

          BK Capital Partners     225,000     $ 2,250,000        $ 45,000
          IV, L.P.
          (Certificate No. 2)

          BK Capital Partners     225,000     $ 2,250,000        $ 45,000
          III, L.P.
          (Certificate No. 3)

          BK Capital Partners      50,000     $   500,000        $ 10,000
          II, L.P.
          (Certificate No. 4)

          Totals                1,000,000     $10,000,000        $200,000






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          CUSIP No. 895-818-201      SCHEDULE 13D             Page 36 of 41



                                      EXHIBIT B


                                         None

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 37 of 41



                                      EXHIBIT C


          THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER OR ASSIGNMENT IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

          THE SALE OR TRANSFER OF THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST OFFER OPTION AND A PROHIBITION ON SALES TO COMPETITORS SET FORTH IN THE UNIT PURCHASE AGREEMENT DATED JULY 2, 1992, AS AMENDED FROM TIME TO TIME, BETWEEN THE CORPORATION AND THE REGISTERED HOLDER (OR ITS PREDECESSOR IN INTEREST), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, PROVIDED THAT SUCH RESTRICTIONS SHALL NOT APPLY TO SALES MADE IN ACCORDANCE WITH RULE 144(f) and
          (g) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

          PURSUANT TO THE EXCHANGE AGREEMENT DATED MARCH 31, 1995, AS AMENDED FROM TIME TO TIME, BETWEEN THE CORPORATION AND THE REGISTERED HOLDER (OR ITS PREDECESSOR IN INTEREST), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, UNTIL MARCH 31,1996, THE SALE OR TRANSFER OF THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE VOLUME LIMITATIONS SET FORTH IN RULE 144(e), REGARDLESS OF WHETHER RULE 144 IS OTHERWISE APPLICABLE TO THE SALE OR TRANSFER.

          This certificate also evidences and entitles the broker hereof to certain Rights as set forth in the Amended and Restated Rights Agreement between Triad Systems Corporation and Chemical Trust Company of California, as Rights Agent, dated as of August 3, 1992 (as amended from time to time in accordance with its terms, the "Rights Agreement"), the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive office of Triad Systems Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificate and will no longer be evidenced by this certificate. Triad Systems Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge within five days after receipt by it of a written request therefor. Under certain

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          CUSIP No. 895-818-201      SCHEDULE 13D             Page 38 of 41



          circumstances as provided in the Rights Agreement, Rights issued to or beneficially owned by Acquiring Persons or their Associates or Affiliates (as defined in the Rights Agreement) or any subsequent holder of such Rights may be limited as provided in
          Section 11(a)(ii) of the Rights Agreement.

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 39 of 41



                                      EXHIBIT D


          March 31, 1995



          Richard C. Blum & Associates, L.P.
          909 Montgomery Street, Suite 400
          San Francisco, CA  94133

          Ladies and Gentlemen:

               The undersigned is Corporate Legal Counsel of Triad Systems Corporation (the "Company"). This opinion is furnished to you pursuant to Section 4.1(f) of the Exchange Agreement between the Company and the Purchasers dated as of March 31, 1995 (the "Exchange Agreement"). Capitalized terms in this opinion have the same meaning as in the Exchange Agreement.

               I have examined originals or copies certified or otherwise identified to my satisfaction, of documents, corporate records and other instruments I have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

               For purposes of this opinion, the undersigned assumes that the New Shares are issued in proportion to the holdings of the units by the respective Purchasers of Units and that all holders of Units participate in the Exchange.

               Based upon the foregoing, the undersigned is of the opinion that the holders of New Shares issued pursuant to the Exchange Agreement may tack the holding periods of their respective Units of Preferred Stock and Warrants to their holding periods of their New Shares for purposes of Rule 144(d).


          TRIAD SYSTEMS CORPORATION


          /s/ Patrick J. Kernan
          Patrick J. Kernan
          Corporate Legal Counsel

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 40 of 41



                                      Exhibit 9



                                FOR IMMEDIATE RELEASE
                                _____________________


                                                  TRIAD SYSTEMS CORPORATION

          CONTACT:  Tim Mehren                                    No. 95-10
                    510 449-0606

               TRIAD COMPLETES EXCHANGE OF PREFERRED STOCK AND WARRANTS

               Livermore, Calif., March 31, 1995 -- Triad Systems
          Corporation (NASDAQ: TRSC) today announced the completion of an exchange of all 1 million shares of preferred stock and associated warrants to purchase 3.5 million shares of common stock held by entities affiliated with Richard C. Blum & Associates, L.P., for $10 million cash and approximately 2.2 million shares of Triad common stock.

               Following the exchange, entities affiliated with Blum & Associates hold approximately 13% of outstanding Triad common shares. Richard C. Blum will continue to serve on Triad's Board of Directors.

               The exchange eliminates $400,000 in preferred shares dividend payments in the current fiscal year and up to $2 million annually in future years. It also reduces by approximately 900,000 the number of common shares used when calculating earnings per share.

               "Importantly, the exchange was accomplished without our incurring any new debt, and removes another significant obligation created by our successful 1989 takeover defense," said Triad President and Chief Executive Officer James R. Porter. "It also solidifies our capital structure, eliminating the uncertainty related to the 3.5 million warrants and their eventual disposition."

               At December 31, 1994, Triad had reduced its debt obligation to below $35 million from its original $80 million.

               Triad creates specific information-management tools to meet the business needs of its served industries, providing customers

          CUSIP No. 895-818-201      SCHEDULE 13D             Page 41 of 41



          at every tier of the Automotive Aftermarket and Hardlines and Lumber distribution chains with a growing complement of innovative information solutions.

                                         ###